Exhibit 4.59

SUPPLEMENTAL AGREEMENT NO. 5 TO THE LEASE AGREEMENT NO. TD0130

(Translated from Chinese)

Landlord: Beijing GaoLing Estate Development Co. Ltd.

Tenant: Beijing AirInbox Information Technologies Co., Ltd.

The Lease Agreement No. TD0130 (the “Lease Agreement”) between the landlord and the tenant shall expire on May 27, 2007. For the purposes of renewing the tenant’s lease of the 32nd and 33rd Floors of the Tengda Tower, the parties hereto have entered into the following agreement (the “Supplemental Agreement”) after friendly negotiations and after taking into consideration of the effect of changes in the policies of telecommunication operator towards the wireless value-added services business:

1.
Effective on May 28, 2007, Section 2 of Article I of the Lease Agreement shall be revised as: The term of the premises lease shall be one year and three months, starting from May 28, 2007 to August 27, 2008.

2.
Effective on May 28, 2007, Section 3 of Article I of the Lease Agreement shall be revised as: The rent for the premises shall be RMB 3.20 yuan per square meter per day. The maintenance fee shall be RMB 1.00 yuan per square meter per day. The total amount for each month shall be RMB 390,096.00 yuan. Each month shall be calculated as 30 days. The rent and maintenance fee shall be paid in advance on a monthly basis. The tenant shall deliver to the landlord the rent and maintenance fee for the next rent period ten days before each rental period begins (each rental period is from the 28th day of a month to the 27th day of the following month). The payment shall not be deemed as made until the landlord receives the full amount. In the event that the tenant fails to deliver the foresaid payments on time as required by the Lease Agreement, the tenant shall pay the landlord a late fee of 0.02% of the total due amount per day.

3.
Free Leasing Period: 90 days commencing from August 28th, 2007 to September 26th, 2007 and from January 28th, 2008 to March 27th, 2008. During the free leasing period, the tenant shall pay RMB 1.00 Yuan/day/Sq.M. as the management fee and other related fees. If the Lease Agreement is terminated before the expiration for any reason that is attributable to the tenant, the tenant shall not be entitled to the Free Leasing Period. Any Free Leasing Period that occurs after the termination date and that has not been enjoyed by the tenant shall no longer be effective, and the landlord shall not compensate the tenant. The tenant shall make up for all the renting fee according to the stipulated rental of the Lease Agreement if the Lease Agreement is terminated by the tenant before the expiration of the renting term or is terminated for any reason that is attributable to the tenant.

4.
During the lease term the landlord shall provide tenant with six parking places in the second floor of the underground parking area and one parking place in the fourth floor of the underground parking area in the Tengda Building without charging any fee. If there is any change in the term of the Lease Agreement, the term of free use of the parking place shall be adjusted according to such change. If the term of Lease Agreement expires or is terminated before expiration, the landlord will not provide the aforesaid free parking place and relevant services to the tenant. If the tenant reduces the lease area, the landlord shall reduce the number of parking places accordingly. The free parking places will be supplied since the date this contract is signed.

5.	The landlord agrees to lease to the tenant an advertisement board on the top of the Tengda Tower (the “Ad Board”) for the tenant’s business purposes. Hence both parties hereto agree as follows:

5.1
Lease term of the Ad Board: From May 28, 2007 to August 27, 2008. In the event that the lease period set forth in the Lease Agreement is changed, the term for the Ad Board shall be changed accordingly. Upon the expiration or termination of the Lease Agreement before the expiration date, the landlord shall stop providing the Ad Board and any related services.

5.2
The rental fees for the Ad Board shall be RMB 10,850.00 yuan (RMB Ten Thousand and Eight Hundred Fifty yuan) per month. The lease fee shall be paid in advance. The tenant shall deliver to the landlord ten days before May 28, 2007 the whole amount for the entire lease period. The payment shall not be deemed as made until the landlord receives the whole amount. In the event that the tenant fails to make the due payment within the stipulated period, the landlord may take back the right of use of the Ad Board and the provisions relating the Ad Board shall become void.

5.3	Other related agreement about the Ad Board shall be the same as the Supplemental Agreement No. 3 and Supplemental Agreement No. 4 of the Lease Agreement No.TD0130.

5.4
The landlord is cooperating with Beijing Bei-Guang Media City TV Co. Ltd. to install an LED Outdoor Screen at the Tengda Building. The tenant will be provided with a free advertisement time no less than 10 minutes from 08:00 to 20:00 o’clock everyday. This screen will be installed in June 2007 as planned.

6.
Based on the current condition of the lease area, the area shall be in a nice re-leasable situation (except for the natural wear and tear) when the lease period is over. With regards to the installation by the tenant of roof-inhaled air-condition, the tenant shall restore the ceiling and air-condition system back to the original status when the tenant returns the lease area, and the expenses shall be borne by the tenant.

7.
As a supplement and amendment to the Lease Agreement No.TD0130 and the supplemental agreements thereto, this Supplemental Agreement is of equal legal effects. Should there be any conflict between this Supplemental Agreement and the Lease Agreement and the supplemental agreements thereto, this Supplemental Agreement shall prevail while all other provisions of the Lease Agreement and the supplemental agreements thereto shall remain as effective.

8.	This Supplemental Agreement shall have two original copies, with each party hereto holding one copy. It shall become effective upon the execution by each party hereto.

Landlord: Beijing GaoLing Estate Development Co. Ltd.

Legal Representative or Trustee: Sun Jianghai (Signature) (Corporate Seal)
Dated: March 22, 2007

Tenant: Beijing AirInbox Information Technologies Co., Ltd.

Legal Representative or Trustee: Wang Guijun (Signature) (Corporate Seal)
Dated: March 22, 2007